Mercedes-Benz Auto Lease Trust 2019-A
Investor Report
Collection Period Ended 31-Jan-2019
Page 1 of 6

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Dec-2018	31-Jan-2019		
Determination Date	13-Feb-2019			
Record Date	14-Feb-2019			
Payment Date	15-Feb-2019			
Interest Period of the Class A-1 Notes (from... to)	30-Jan-2019	15-Feb-2019	Actual/360 Days	16
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 2/15/2019	30-Jan-2019	15-Feb-2019	30/360 Days	15

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	265,000,000.00	265,000,000.00	192,780,870.92	72,219,129.08	272.525015	0.727475
Class A-2 Notes	479,000,000.00	479,000,000.00	479,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	479,000,000.00	479,000,000.00	479,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	94,110,000.00	94,110,000.00	94,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,317,110,000.00**	**1,317,110,000.00**	**1,244,890,870.92**	**72,219,129.08**		
Overcollateralization	227,885,985.84	227,885,985.84	247,199,357.73			
Total Securitization Value	**1,544,995,985.84**	**1,544,995,985.84**	**1,492,090,228.65**			
present value of lease payments	611,860,521.38	611,860,521.38	557,399,877.61			
present value of Base Residual Value	933,135,464.46	933,135,464.46	934,690,351.04			

	Amount	Percentage
Initial Overcollateralization Amount	227,885,985.84	14.75%
Target Overcollateralization Amount	247,199,357.73	16.00%
Current Overcollateralization Amount	247,199,357.73	16.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.743390%	323,110.38	1.219284	72,542,239.46	273.744300
Class A-2 Notes	3.010000%	600,745.83	1.254167	600,745.83	1.254167
Class A-3 Notes	3.100000%	618,708.33	1.291667	618,708.33	1.291667
Class A-4 Notes	3.250000%	127,440.63	1.354167	127,440.63	1.354167
Total		**1,670,005.17**		**$73,889,134.25**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,467,746,186.55	1,467,746,186.55	1,414,840,429.36

Available 2019-A Collections

Lease Payments Received	58,254,948.31
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,251,593.82
Net Sales Proceeds-scheduled terminations	1,511,371.85
Excess wear and tear included in Net Sales Proceeds	22,094.62
Excess mileage included in Net Sales Proceeds	76,610.53
Subtotal	77,017,913.98
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	9,698.97
Total Available Collections	77,027,612.95

Distribution on the Exchange Note

(1) Total Servicing Fee	2,574,993.31
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.26%)	1,993,688.57
(3) Exchange Note Principal Distributable Amount	72,219,129.08
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	239,801.99
Total Distribution	77,027,612.95

Available Funds ABS Notes

Total Exchange Note Payments	74,212,817.65
Reserve Account Draw Amount	0.00
Total Available Funds	74,212,817.65

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,670,005.17
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	72,219,129.08
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	323,683.40
Total Distribution	74,212,817.65

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,574,993.31	2,574,993.31	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,670,005.17	1,670,005.17	0.00
thereof on Class A-1 Notes	323,110.38	323,110.38	0.00
thereof on Class A-2 Notes	600,745.83	600,745.83	0.00
thereof on Class A-3 Notes	618,708.33	618,708.33	0.00
thereof on Class A-4 Notes	127,440.63	127,440.63	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,670,005.17	1,670,005.17	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	72,219,129.08	72,219,129.08	0.00
Principal Distribution Amount	72,219,129.08	72,219,129.08	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,862,489.96
Reserve Fund Amount - Beginning Balance	3,862,489.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	476.20
minus Net Investment Earnings	476.20
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,862,489.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	476.20
Net Investment Earnings on the Exchange Note	
Collection Account	9,222.77
Investment Earnings for the Collection Period	9,698.97

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $265M (16.5%), Class A-2 Notes $479M (29.9%), Class A-3 Notes $479M (29.9%), Class A-4 Notes $94M (5.9%), Certificates $287M (17.9%), Total $1,604M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $80,210,361.39, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,544,995,985.84	38,227
Securitization Value beginning of Collection Period	1,544,995,985.84	38,227
Principal portion of lease payments	36,534,941.70	
Terminations- Early	14,195,359.25	
Terminations- Scheduled	736,580.49	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,438,875.75	
Securitization Value end of Collection Period	1,492,090,228.65	37,805

Pool Factor	96.58%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.64	22.75
Weighted Average Seasoning (months)	14.32	15.25
Aggregate Base Residual Value	1,100,930,284.17	1,087,968,010.67
Cumulative Turn-in Ratio		80.86%
Proportion of base prepayment assumption realized life to date		153.21%
Actual lifetime prepayment speed		0.53%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,490,167,829.31	37,762	99.87%
31-60 Days Delinquent	1,439,566.05	32	0.10%
61-90 Days Delinquent	482,833.29	11	0.03%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,492,090,228.65	37,805	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.032%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

	Current		Cumulative	
Credit Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,283,884.94	34	1,283,884.94	34
Liquidation Proceeds	1,513,504.75		1,513,504.75	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	(229,619.81)		(229,619.81)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.181)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.181)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.015)%

Average Net Credit Loss / (Gain)   (6,753.52)

	Current		Cumulative	
Residual Loss	**Amount**	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	15,086,930.55	387	15,086,930.55	387
Sales Proceeds and Other Payments Received	16,613,793.51		16,613,793.51	
Residual Loss / (Gain)	(1,526,862.96)		(1,526,862.96)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.207)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(1.207)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.099)%

Average Residual Loss / (Gain)   (3,945.38)